UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated May 10, 2012

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Exhibits 99.1 and 99.2 are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 10, 2012 announcing that ArcelorMittal Luxembourg has entered into an agreement to divest its interest in Enovos International SA
Exhibit 99.2	Press release dated May 10, 2012 reporting the ArcelorMittal first quarter 2012 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 10, 2012 announcing that ArcelorMittal Luxembourg has entered into an agreement to divest its interest in Enovos International SA
Exhibit 99.2	Press release dated May 10, 2012 reporting the ArcelorMittal first quarter 2012 results